

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 11, 2008

<u>via U.S. Mail</u>

John D. Schiller, Jr.
Chairman and Chief Executive Officer
Energy XXI (Bermuda) Limited
Canon's Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Registration Statement on Form S-3**
> **Filed January 17, 2008**
> **File No. 333-148713**

Dear Mr. Schiller:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Opinions of Counsel</u>

1.   Please note that each time you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

2.   Please file new or revised legality opinions in response to these comments, and ensure that counsel includes the Form S-3 file number in each case.

Exhibit 5.1

3.   We note that counsel has limited its opinion to the laws of Bermuda. With respect to the debt securities, you also must obtain and file an opinion of counsel that opines on the laws of the state governing the applicable indenture. We note that the form of senior indenture and the form of subordinated indenture filed as exhibits 4.4 and 4.5, respectively, indicate that each such indenture will be governed by the laws of the State of New York.

4.   The following items appear inappropriate or require additional clarification:

- counsel indicates at page 3 that the opinion is "subject to 'any matters not disclosed to us,'" which appears overly broad;

- the sixth numbered paragraph of the opinion does not address whether the Depositary Shares will be fully paid and non-assessable;

- because shareholders and potential shareholders may rely upon the opinion, the several suggestions to the contrary that appear under the caption "Disclosure" are inappropriate; and

- counsel should not claim that the opinion is being rendered "solely" for the registrant's benefit.

Exhibit 5.2

5.   We note that counsel has limited its opinion regarding the guarantees to the State of Delaware. The opinion also should cover the laws of the state governing each of the indentures.

6.   Counsel indicates that the guarantees will be "validly issued." However, counsel must opine that the guarantees will be binding obligations of each of the guarantors.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        T. Mark Kelly, Esq.
        (713) 615-5531